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FAQ Get Started

Welcome to the Sweater Inc. Community Round

We are opening a one-time opportunity for Friends of Sweater to own part of Sweater Inc. This is a first come, first serve opportunity. Welcome.

Invest in Sweater

Invest Alongside Seasoned VCs

By joining this special community round, you'll be investing in Sweater Inc. behind our other VC partners and dozens of seasoned angels such as Motivate VC, Akuna Capital, MRTNZ Ventures, Kickstart Seed Fund, Curate Capital, Bison

Ventures, Spacestation Investments, and influencers like Litquidity, Andrei Jikh, and Nate O'brien.

Hear the Full Sweater Story

This is a single take, straight from the heart. This is where we come from. Our purpose is to provide an inclusive opportunity no matter your net worth. This is our DNA.



Jesse Randall
CEO | Sweater

Sweater Inc. vs. Sweater Cashmere

What's the difference? Watch the video for full details on the important nuances.

Venture-Backed VC Fund



Sweater Inc. is powered by VCs and angel investors. You can join them in owning part of Sweater Inc.'s future.

Technology Ecosystem

Sweater Inc. is a technology ecosystem. The Cashmere Fund is part of that ecosystem, as is every product Sweater Inc. ever launches.

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The Sweater Cashmere Fund is an independent fund managed by Sweater Inc. The investment opportunity presented here, in this community round, is an investment in the wealthtech operating company, Sweater Inc. An investment at the Sweater Inc. level gives you exposure to all the value the Sweater ecosystem will create in the future.

If you are unaccredited, you will join through an exemption called a RegCF, which allows you to do this.

Invest in Sweater

sweater inc.

sweater industries

Registered Investment Advisor

cashmere fund

Statutory Trust

Investment Parameters

Here is an overview of the investment parameters for this RegCF community round.

Terms of the Investment

This community round is organized as an uncapped SAFE with a 10% discount, which will convert in a future preferred round. Sweater Inc. currently intends to offer equity in a Series A raise in late 2023.

Investment Amounts

Unaccredited investors participating in the RegCF offering can invest as little as $1,000.

Investment category	RegCF SPV
Investment vehicle	Uncapped SAFE, 10% discount
Minimum investment (unaccredited)	$1,000

Venture Funding ⌄

SEC ⌄

Mobile App ⌄

Member Base ⌄

Just the Beginning

Traction to Date

We like to slay dragons. We build. We execute. To date, we've accomplished some huge milestones.

Fund Investments

Team

Invest in Sweater

From Impossible to Reality

The Sweater Cashmere Fund

It took Sweater Inc. four years to bring the Cashmere Fund to life. As evidence that it is real, you can read all the details yourself through the prospectus, SAI, and Schedule of Investments, linked on the right. Anyone can download the Sweater app and invest into the Cashmere Fund today. With this foundation, Sweater Inc. will launch additional themed funds in the future alongside the Cashmere Fund, all nested under Sweater Inc.'s umbrella.

Cashmere Fund Prospectus.pdf

Statement of Additional Information.pdf

Schedule of Investments (updated 6/30/22).pdf

Meet the team

We've already achieved what many told us was impossible. We are a team of 30 with rich experience across startups, fintech, and venture capital.



Jesse Randall
CEO & Co-Founder
Thunderbird MBA & Vermont Law

Linkedin



Chad Lewkowski
CIO & Co-Founder
Citi Group & Neat Capital

Linkedin



Matthew Klein
CXO & Co-Founder
Backbone PLM & Techstars Mentor

Linkedin



Emma Clark
COO
Recurly & JP Morgan Chase

Linkedin



Jaron Jones
CTO
Amazon & SoFi

Linkedin



Steve Meads
Staff Software Engineer
SoFi

Linkedin



Cara Morphew

Investment Partner

Chicago Ventures & Uber

Linkedin



Sarah Mayo

Director of Member Experience

Modiv & CrowdStreet

Linkedin



Andrew Hubright

Director of Design

Community.com

Linkedin



Michael Russ

Head of Strategic Partnerships

Alto IRA & Hatteras Funds

Linkedin



Lindsey Rohde

Head of Founder Ecosystem

Galvanize & LuLu Lemon

Linkedin

We Know How to Reach the Masses

We walk a fine line between entertainment and education. Our objective is to capture the attention and imagination of people around the world to learn about venture capital. Our track record is well-proven, and we will continue to take the venture capital asset class to the world.





Portfolio companies

We've already invested in 15 startups from across the country through the Cashmere Fund—see a handful below. While an investment in Sweater Inc. doesn't give you direct exposure to these companies, it does give you exposure to the fund ecosystem that Sweater Inc. is building. This includes the Cashmere Fund itself and all other funds that will launch under the Sweater Inc. umbrella in the years to come.



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Shape the future

Above all, our objective as a company is to build technology, systems, communities, and pathways that will shape the future of the world we enjoy and that of our children and grandchildren. We believe there is no other industry nor mechanism that will have such a powerful impact. Come join us. Lend a hand in shaping the future.

Invest in Sweater



Raise Progress

as of: 12/1/2022

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